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SEC **ANNUAL AUDITED REPORT**

Mail Processing
Section

FEB 2 4 2016

Washington DC
420

⌐**FORM X-17A-5** ⸴
PART III

SEC FILE NUMBER
8-67100

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/2015_____ AND ENDING _____12/31/2015_____

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGI Merchant Capital, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1395 Brickell Avenue, Suite 800

(No. and Street)

Miami	FL	33131	✓
(City)	(State)	(Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown   (404) 303-8840

                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA

(Name – *if individual, state last, first, middle name*)

2422 S. Atlanta Avenue	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Michael Brown_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _CGI Merchant Capital, LLC_ , as of _December 31_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_____

_____   _____

_____   _M_ _ichael_ _Brown_
                                                                    Signature

                                                          Financial & Operations Principal
                                                                        _____
                                                                                Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CGI MERCHANT CAPITAL, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2015

CGI MERCHANT CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of CGI MERCHANT CAPITAL, LLC

We have audited the financial statements of CGI MERCHANT CAPITAL, LLC ("Company")
which comprise the statement of financial condition as of December 31, 2015, and the related
statements of operations, changes in member's equity, and cash flows for the year then ended
December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of
1934, and the related notes to the financial statements and supplemental information. The
Company's management is responsible for these financial statements. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. The company is not required to have, nor were we engaged to perform, an audit of
its internal control over financial reporting. Our audit included consideration of internal control
over financial reporting as a basis for designing audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
company's internal control over financial reporting. Accordingly, we express no such opinion. An
audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements, assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of CGI MERCHANT CAPITAL, LLC as of December 31, 2015, and the
results of its operations and its cash flows for the year then ended in accordance with accounting
principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been
subjected to audit procedures performed in conjunction with the audit of the Company's financial
statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of CGI Merchant Capital, LLC's financial statements. The supplemental information is the responsibility of CGI Merchant Capital, LLC' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 18, 2016

CGI MERCHANT CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		For Year Ended December 31, 2015
CURRENT ASSETS		
Cash and cash equivalents	$	15,133
		-
Total current assets		15,133
Other non-current assets		144
TOTAL ASSETS	$	15,277
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	5,710
Total current liabilities		5,710
MEMBERS' EQUITY		
Undistributed earnings		9,567
Total Stockholders' Equity		9,567
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	15,277

See notes to financial statements and auditors' report.

CGI MERCHANT CAPITAL, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2015

	2015
REVENUES:	
Fee income	$ -
Interest income	-
Total Revenue	-
EXPENSES:	
Professional fees	44,007
Regulatory fees	4,585
Other operating expenses	14,828
Total expenses	63,420
NET (LOSS) FROM OPERATIONS	$ (63,420)

CGI MERCHANT CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2015

	Total Member's Equity	
Balances, December 31, 2014	$	19,300
Plus Capital Contributions		53,687
Less Distributions		
Net income (loss) for 2015		(63,420)
Balances, December 31, 2015	$	9,567

See notes to financial statements and auditors' report.

CGI MERCHANT CAPITAL, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (63,420)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Other current assets	1,699
Other non-current assets	-
Other current payables	-
Accrued expense	(8,325)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(70,046)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	-
Net change Capital contributions	53,687
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	53,687
NET CHANGE IN CASH AND CASH EQUIVALENTS	(16,359)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,492
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,133

See notes to financial statements and auditors' report.

Note 1   <u>**Organization and Summary of Significant Accounting Policies**</u>

<u>Organization and Business</u>
CGI MERCHANT CAPITAL, LLC ("Company") is a wholly-owned subsidiary of CGI Merchant Group, LLC (the "Parent"), is a limited liability company. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts offers private capital placements and other broker-dealer services approved by FINRA. The liability of the Member is limited to the capital held by the Company.

<u>Rule 15c3-3 Exemption</u>
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

<u>Revenue Recognition</u>
The Company accrues investment advisory and consulting fees as they are earned. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Reimbursements for direct transaction related expenses are netted against the expenses incurred, while reimbursements for indirect expenses are included in other income.

<u>Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

<u>Income Taxes</u>
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal, state and certain local income taxes. Accordingly, the Company does not file a separate income tax returns for federal, state or local purposes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2015) remain subject to income tax audits.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CGI MERCHANT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015

Note 2   *Financial Instruments and Concentration of Risk*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2015.

Note 3   Commitments, Contingencies and Related Parties

On April 1, 2013, the Company entered into a management agreement with a related entity. The agreement provides the Company will receive certain administrative functions, including office and secretarial services, accounting oversight, use of office facilities and equipment, employee salaries and related employee benefits, insurance and other indirect expenses of operations.

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2015, the Company has net allowable capital of $9,423 which exceeded the required net capital by $4,423.

Note 5   Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

CGI MERCHANT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

<u>COMPUTATION OF NET CAPITAL</u>

Total member's equity from Statement of Financial Condition	$	9,567
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		9,567
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2013		-
Total capital and allowable subordinated liabilities		9,567
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		144
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		9,423
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	9,423

<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>

Minimum net capital required	$	381
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		4,423
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		3,423

See notes to financial statements and auditors' report.

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	5,710
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	5,710
Ratio: Aggregate indebtedness to net capital		60.60%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of form X-17A-5 as of December 31, 2013)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	9,423
Net audit adjustments	-
Net capital per above	9,423

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
CGI Merchant Capital, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) CGI Merchant Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 16c3-3 under the securities Exchange Act of 1934.

Michael D. Star P. A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 18, 2016

CGI MERCHANT CAPITAL, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31,2015

To the best knowledge and belief of CGI Merchant Capital, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31,2015.

Michael O. Brown
Financial and Operations Principal

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of CGI Merchant Capital, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by CGI Merchant Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating CGI Merchant Capital, LLC's compliance with the applicable instructions of Form SIPC-7. CGI Merchant Capital, LLC's management is responsible for CGI Merchant Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 18, 2016



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended   December 31   , 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-67100   FINRA   DEC

CGI Merchant Capital LLC
1395 Brickell Ave - Suite 850
Miami FL, 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown   404-303-8840 x 1005   ⊞

2. A. General Assessment (item 2e from page 2) $ 0

   B. Less payment made with SIPC-6 filed (exclude interest)   (0   )

   NA
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 0

   H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CGI Merchant Capital LLC
(Name of Corporation. Partnership or other organization)

Michael O. Brown
Digitally signed by Michael O. Brown
DN: cn=Michael O. Brown, o=B/D Solutions, ou,
email=mobrown@bdsolutions.com, c=US
Date: 2016.02.18 20:58:43 -05'00'
(Authorized Signature)

Dated the 18th day of February 2016

Financial & Operations Principal Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___January 1___, 20 _15_
and ending ___December 31,___ , 20 _15_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____0_____

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

         Total additions   _____

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

         _____   _____

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   _____

2d. SIPC Net Operating Revenues $ _____0_____

2e. General Assessment @ .0025 $ _____0_____

                                                         (to page 1, line 2.A.)